UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                   FORM U-9C-3


           QUARTERLY REPORT PURSUANT TO RULE 58 OF THE PUBLIC UTILITY
                          HOLDING COMPANY ACT OF 1935.

                For the quarterly period ended September 30, 2000


                                SCANA Corporation
--------------------------------------------------------------------------------
                      (Name of registered holding company)

                1426 Main Street, Columbia, South Carolina 29201
--------------------------------------------------------------------------------
                    (Address of principal executive offices)






                                Table of Contents

   Item
    No.                             Title                                 Page
--------------------------------------------------------------------------------

     1     Organization Chart                                                 2

     2     Issuances and Renewals of Securities and Capital Contributions     2

     3     Associate Transactions                                             3

     4     Summary of Aggregate Investment                                    4

     5     Other Investments                                                  5

     6     Financial Statements and Exhibits                                  5


ITEM 1 - ORGANIZATION CHART

               Name               Energy                                           Percentage
                of                   or              Date             State        of Voting
             Reporting         Gas - related          of                of         Securities              Nature of
             Company              Company        Organization     Organization        Held                 Business

SCANA Resources, Inc. (a)
 Solo Energy Corporation (new)       Energy     January 6, 1997    Delaware       23.8% (b)    provide long-term energy service
                                                                                               contracts from use of micro turbines

South Carolina Eletric &Gas Company  (a)
 SC Coaltech No. 1 LP (new)          Energy     April 7, 2000      Delaware          40%       production and sale of synthetic fuel

(a) These SCANA Corporation system companies are not reporting companies but they are included herein because they hold securities directly in the energy-related companies set forth below their names.
(b) Solo Energy Corporation's certificate of incorporation limits SCANA Corporation and its wholly owned subsidiaries to an aggregate power to vote of 18% of total number of votes entitled to be cast on matters not requiring separate voting by the holders of Series B Preferred Stock.

ITEM 2 - ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS

                                                  Principal  Issue                                         Collateral  Consideration
                                                  Amount of    or    Cost of  Person to Whom Security was  Given with    for Each
Company Issuing Security Type of Security Issued Security   Renewal  Capital            Issued              Security     Security
------------------------ ----------------------- --------   -------  -------            ------              --------     --------

                                  None


Company Contributing Capital                              Company Receiving Capital     Amount of Capital Contribution

South Carolina Electric & Gas Company                     SC Coaltech No. l LP                  $880,000





                                                           2




  ITEM 3 - ASSOCIATE TRANSACTIONS

  PART I  - Transactions Performed by Reporting Companies on Behalf of Associate Companies

  Reporting Company        Associate Company    Types of Services        Direct Costs       Indirect    Cost of     Total Amount
  Rendering Services       Receiving Services        Rendered            Charged        Costs Charged   Capital        Billed
  ------------------       ------------------        --------             -------        -------------   -------        ------

 SC Coaltech No. 1 LP   South Carolina Electric  Synthetic Fuel Sales      $12,820,280        -            -        $12,820,280
                            & Gas Company

PART II - Transactions Performed by Associate Companies on Behalf of Reporting Companies

 Associate Company                     Reporting Company     Type of Services  Direct Costs    Indirect      Cost of    Total Amount
 Rendering Services                    Receiving Services       Rendered         Charged      Costs Charged   Capital       Billed
 ------------------                     ------------------      --------         -------      -------------   -------       ------

South Carolina Electric & Gas Company     SC Coaltech No.1 LP      Coal Sales     $13,221,999         -           -      $13,221,999
South Carolina Electric & Gas Company     SC Coaltech No.1 LP   Trucking Service   $ 55,432           -           -        $ 55,432




ITEM 4 - SUMMARY OF AGGREGATE INVESTMENT
                 (Dollars in Thousands)

Investments in energy-related companies:
Total consolidated capitalization as of
September 30, 2000                         $5,397,862 (A)               Line 1
Total capitalization multiplied by 15%
             (line1 multiplied by 0.15)       809,679                   Line 2
    Greater of $50 million or line 2         $809,679                   Line 3

    Total current aggregate investment:
       (categorized by major line of energy-related business)
        Energy-related business category 1                        -
        Energy-related business category 2                        -
        Energy-related business category 3                        -
        Energy-related business category 4                     $6,300
        Energy-related business category 5                        -
        Energy-related business category 6                      4,660
        Energy-related business category 7                        -
        Energy-related business category 8                        -
        Energy-related business category 9                        -
        Energy-related business category 10                       -
            Total current aggregate investment                $10,960  Line 4

         Difference between the greater of $50 million or 15% of capitalization and the total aggregate investment of the registered holding company
         system (line 3 less line 4)                          $798,719 Line 5

Investments in gas-related companies:
         Total current aggregate investment:
             (categorized by major line of gas-related business)
         Gas-related business category 1                      -
         Gas-related business category 2                      -
                 Total current aggregate investment           -

(A) Includes common equity, preferred stock and manditorily redeemable preferred securities, long-term debt and current maturities and short-term borrowings.

ITEM 5 - OTHER INVESTMENTS
         (Dollars in Thousands)

Major line of energy-  Other investment in  Other investment in
  related business     last U-9C-3 report   this U-9C-3 report

        None*


Reason for difference
in Other Investment




*As specifically  authorized by the Securities and Exchange Commission in Public
  Utility Holding Company Act Release No. 27133 (February 9, 2000), SCANA Corporation currently retains certain interests in specific non-utility subsidiaries that are engaged in energy-related types of business as described in Rule 58 of the Public Utility Holding Company Act of 1935.


ITEM 6 - FINANCIAL STATEMENTS AND EXHIBITS

  Exhibit A    Solo Energy Corporation Balance Sheet as of September 30, 2000
  Exhibit B    Solo Energy Corporation Income Statement for the Periods ended
               September 30, 2000
  Exhibit C    SC Coaltech No. l LP Balance Sheet as of September 30, 2000
  Exhibit D    SC Coaltech No. l LP Income Statement for the Periods ended
               September 30, 2000
  Exhibit E   Certificate of SCANA Corporation

                                    SIGNATURE


Pursuant to the requirements of the Public Utility Holding Company Act of 1935, SCANA Corporation has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized on the 21st day of November 2000.



                                            SCANA Corporation
                                               Registrant





                                    by:  s/Mark R. Cannon
                                           Mark R. Cannon
                                             (Name)
                                            Controller
                                             (Title)

                                         November 21, 2000
                                              (Date)

                                                                    Exhibit A


                                   Solo Energy
                                  Balance Sheet
                            As of September 30, 2000
                             (Dollars in Thousands)
                                   (Unaudited)


           ASSETS
              Current Assets
                   Cash                                          $7,179
                   Accounts Receivable                               13
                   Other Current Assets                               5
           -------------------------------------------------------------------
             Total Current Assets                                 7,197
           -------------------------------------------------------------------

             Fixed Assets                                         1,120

             Other Assets                                           395
           -------------------------------------------------------------------

           TOTAL ASSETS                                          $8,712
           ===================================================================

           LIABILITIES & EQUITY
             Liabilities
                 Current Liabilities
                       Accounts Payable                          $ 873
                       Other Current Liabilities                   230
           -------------------------------------------------------------------
                 Total Current Liabilities                       1,103
           -------------------------------------------------------------------

             Equity                                              7,609
           -------------------------------------------------------------------

           TOTAL LIABILITIES & EQUITY                           $8,712
           ===================================================================

                                                           Exhibit B

                                   Solo Energy
                                Income Statement
                    for the Periods ended September 30, 2000
                             (Dollars in Thousands)
                                   (Unaudited)

      Ordinary Income/Expense                         Quarter    Year to Date
               Expense

                  Total Commercial Development         $ 411        $ 459
                  Bad Debt Expense                        10           10
                  Total Research and  Development      4,584        5,502
                  Total G&A                            1,381        2,911
      ---------------------------------------------------------------------

               Total Expense                           6,386        8,882
      ---------------------------------------------------------------------

      Net Ordinary Income (Loss)                      (6,386)     (8,882)

      Other Income/Expense
              Other Income
                      Interest Income                     65          89
                      Other Income                         -           1
      ---------------------------------------------------------------------
              Total Other Income                          65          90
      ---------------------------------------------------------------------

              Other Expense
                      Interest Expense                    37         112
      ---------------------------------------------------------------------
              Total Other Expense                         37         112
      ---------------------------------------------------------------------

      =====================================================================
      Net Income (Loss)                              $(6,358)    $(8,904)
      =====================================================================

                                                               Exhibit C


                        South Carolina Coaltech No. l LP
                                  Balance Sheet
                            As of September 30, 2000
                             (Dollars in Thousands)
                                   (Unaudited)


           ASSETS
              Current Assets
                   Cash                                          $  347
                   Accounts Receivable                            5,756
           -------------------------------------------------------------------
             Total Current Assets                                 6,103
           -------------------------------------------------------------------

             Fixed Assets                                         9,684
           -------------------------------------------------------------------
           TOTAL ASSETS                                         $15,787
           ===================================================================

           LIABILITIES & EQUITY
             Liabilities
                       Accounts Payable                         $ 5,356
           -------------------------------------------------------------------
             Total Liabilities                                    5,356
           -------------------------------------------------------------------

             Equity
                Partner  Accounts                                17,668
                Retained Earnings                                  -
                Net Income                                       (7,237)
           -------------------------------------------------------------------
             Total Equity                                        10,431
           -------------------------------------------------------------------
           TOTAL LIABILITIES & EQUITY                           $15,787
           ===================================================================

Exhibit D



                        South Carolina Coaltech No. 1 LP
                                Income Statement
                    for the Periods ended September 30, 2000
                             (Dollars in Thousands)
                                   (Unaudited)


                                        Quarter          Year to Date
 INCOME:
     Synfuel Sales                      $12,820            $15,714
     Other Income                          -                  -
 -------------------------------- --------------------- ---------------
     TOTAL INCOME                        12,820            $15,714

 EXPENSES:
      Depreciation                          334               612
      Raw Material (coal)                13,222            16,201
      Operating Costs                       368             5,433
      General Partners Cost                  60               120
      Other Costs                         1,678               585
 -------------------------------- --------------------- ---------------
      TOTAL EXPENSES                     15,662            22,951

      NET INCOME (LOSS)                $ (2,842)         $ (7,237)
 ================================ ===================== ===============

                                                           Exhibit E



                                   Certificate

         Pursuant to the requirements of Rule 58 of the Public Utility Holding Company Act of 1935, the undersigned certifies that:

         A copy of SCANA's quarterly report on Form U-9C-3 for the quarterly period ended June 30, 2000, was filed with the sate commissions having jurisdiction over the retail rates of SCANA Corporation's public utility subsidiary companies. The names and addresses of these state commissions are as follows:

                           South Carolina Public Service Commission
                           P. O. Box 11649
                           Columbia, SC  29211


                           North Carolina Utilities Commission
                           4325 Mail Service Center
                           Raleigh, NC  27699-4325





November 21, 2000                  By:s/M. R. Cannon
                                     --------------------------------
                                      M. R. Cannon
                                      Controller
                                      (principal accounting officer)








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